August 7, 2008

Mark Kronforst
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549

Re:                      Intermec, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 3, 2008
Form 10-K/A for Fiscal Year Ended December 31, 2007
Filed March 27, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 11, 2008
File No. 001-13279

Dear Mr. Kronforst:

This communication is in response to your comment letter dated July 1, 2008, regarding
•	the Form 10-K for Fiscal Year Ended December 31, 2007 filed by Intermec, Inc. (we, our, us or the Company) on March 3, 2008 (the “Form 10-K”),
•	the Form 10-K/A for Fiscal Year Ended December 31, 2007 filed by us on March 27, 2008 (the “Form 10-K/A”), and
•	the Proxy Statement on Form Definitive 14A filed by us on April 11, 2008 (the “2008 Proxy Statement”).

Set forth below are our responses to your comment letter. For your convenience, the number and comment (in italics) before each response correspond to the item numbers and related comments from your comment letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 1.  Business

Markets and Customers, page 10

1.
We note that Intermec serves customers from offices in the Middle East.  Please provide us with a list of the countries in the Middle East with which you, your subsidiaries or other affiliated entities, currently, or currently intend to, do business.  Please include in the list countries from which you derive revenues and tell us the amount of revenues and/or expenses associated with each country, to the extent material.

RESPONSE:

We currently have branches of subsidiaries located in the following countries:

Country	Type	Company (country of formation)
Saudi Arabia	Branch	Intermec International, Inc. (Washington, United States)
United Arab Emirates	Branch	Intermec Technologies U.K. Limited (United Kingdom)

In addition, two employees of Intermec Technologies GmbH (Germany) reside in Istanbul, Turkey.  We consider the establishment of offices and branches based on business need and local legal requirements.

Our products are sold and supported in the Middle East region indirectly, through distributors and value-added resellers in this region.  We supplementally inform the SEC Staff that the Company uses procedures intended to comply (and to require that our third party distributors and resellers comply) with U.S. law and with U.S. export license regulations and other authorizations where applicable, for sales and support in the Middle East region.

For each of the fiscal years included in the Form 10-K (i.e., 2007, 2006 and 2005), revenues associated with this region as a whole, and associated with each country in this region, were immaterial:  less than 3% of our total revenues in each year. Expenses in this region also were immaterial in each of these years.   We do not anticipate that the amounts of revenue and operating expense for 2008 for this region will be materially different from the prior three years, as a percentage of our total revenue and operating expense.

2.
On pages 11 and 85 you indicate that in 2007 and 2006, one customer accounted for more than 10% of your revenues.  Please clarify why you did not identify this customer in response to Item 101(c)(1)(vii) of Regulation S-K.  Identification is required under that disclosure guideline (vii) unless Intermec would not be materially adversely affected by the loss of this customer.  If you believe identification is unnecessary because Intermec would not be materially adversely affected by the loss of this customer, please provide us with a detailed explanation of the basis upon which you concluded that identification was not necessary.  Additionally, please explain the nature of Intermec’s relationship with this customer.  Specifically, explain whether one or more contracts exist under which Intermec provides goods and services to this customer.  This information should be described in the Business section of the filing.  Also, if a contract exists it should be filed as an exhibit if Intermec is substantially dependent upon that contract.

RESPONSE:

As disclosed on page 7 of the Form 10-K, we sell our products through a direct sales organization, as well as an indirect channel of distributors and resellers.  The customer that accounted for more than 10% of our revenues in 2007 and 2006 is a distributor of our products, ScanSource, Inc. (“ScanSource”), and is not an end-user customer. We currently sell to other distributors in addition to ScanSource. ScanSource sells our products to product resellers almost exclusively.  In our channel sales model, it is primarily the product resellers that sell our products to end-user customers.  Intermec also sells products to product resellers, as well as directly to end user customers.

We currently have separate contracts with affiliated entities of ScanSource, covering different geographic regions.  The contracts are non-exclusive and do not require either Intermec or ScanSource to purchase or sell products only between each other.  No contract alone accounted for 10% or more of our revenues in 2007 or 2006.

The AIDC market is highly competitive and there are many firms capable of becoming and, we believe, willing to become distributors for Intermec in addition to those now engaged in that role.  While an unanticipated change in distribution arrangements may have the potential for short term disruption, we do not believe that the loss of ScanSource, in whole or in part, would have a material adverse effect on our business, taken as a whole.  We also do not believe that Intermec is substantially dependent upon any contract with the affiliated entities of ScanSource, or upon the contracts taken together.

Accordingly, we respectfully submit to the SEC Staff that omission of the name of ScanSource in the Form 10-K was compliant with Item 101(c)(1)(vii) of Regulation S-K.  However, we also do not object to identifying ScanSource in the Business section of future filings, if it accounts for 10% or more of our annual revenues in any period reported in that filing.  We also will provide additional disclosure about the nature of this customer and our relationship.

We also respectfully submit to the SEC Staff that the filing of the contracts with the affiliated entities of ScanSource is not required under Item 601(b)(10) of Regulation S-K because, as explained above, those contracts are not material to our business, taken as whole and Intermec is not substantially dependent on those contracts, individually or in the aggregate.

Item 1A.  Risk Factors, page 15

3.	Please tell us what consideration you gave to including a discussion in your Risk Factors section of the impact losing the above referenced customer may have on your operations.

RESPONSE:

As explained in the preceding response, the customer alluded to as constituting more than 10% of our revenues is a distributor that sells our products to resellers, and is not an end user customer.  As disclosed on page 13 of our Form 10-K, we include a Risk Factor captioned: “Our use of third party suppliers and distributors could have a material adverse effect on our business.”  Although we do not regard our business to be substantially dependent on this distributor, this risk factor disclosed the potential risks related to distribution arrangements to the extent we believe to be appropriate.  Accordingly, we respectfully submit to the SEC Staff that consideration was given to the potential risks associated with distribution arrangements, including those related to the distributor that constituted more than 10% of our revenues during the reported periods, and that the risk factors have been adequately disclosed in our Form 10-K.

We inform the SEC Staff supplementally that the Risk Factor discussed in the preceding paragraph was restated in its entirety in our Report on Form 10-Q for the quarterly period ended March 30, 2008 (the “Form 10-Q”), as disclosed on page 16 of the Form 10-Q.   However, we believe that the modifications in this Risk Factor in the Form 10-Q are not material to the foregoing Response.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 24

4.
Please consider expanding your “Overview” of management’s perspective on Intermec to provide additional context for the remainder of the management’s discussion and analysis.  For example, identify the factors that Intermec’s executives focus on in evaluating financial condition and operating performance.  Consider addressing the material operations, risks and challenges facing Intermec and how management is dealing with these issues. We note your disclosure regarding your strategies.  Consider enhancing your disclosure to address any material trends regarding these strategies.  Refer to Release No. 33-8350.

RESPONSE:

In future filings, we will consider expanding the Overview section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Report on Form 10-K in the manner suggested by the SEC Staff’s comment, as appropriate.

Form 10-K/A for Fiscal Year Ended December 31, 2007

Item 8.  Financial Statements and Supplementary Data

Note A.  Significant Accounting Policies

Restatement, page 12

5	We note that you have restated your Statements of Cash Flows for 2005 and 2006. Please tell us why you did not file an Item 4.02 Form 8-K.

RESPONSE:

We note that your preceding comments refer to our “Form 10-K for Fiscal Year Ended December 31, 2007,” whereas this comment refers to “Form 10-K/A for Fiscal Year Ended December 31, 2007.”  We respectfully clarify that the purpose of our Form 10-K/A was not to amend our Form 10-K to restate our Statements of Cash Flows for 2005 and 2006 (the “Restatement”), but to correct a typographical error in date of the “Report of Independent Registered Public Accounting Firm.”  Please refer to the Explanatory Note on page 2 of Form 10-K/A.  The Restatement was set forth in our Form 10-K and was unchanged in the Form 10-K/A.

The Restatement relates to the reclassification of the “Effect of exchange rate changes on cash and cash equivalents” to a line item within the body of our Statements of Cash Flows as required by Statement of Financial Accounting Standard (“SFAS”) No. 95, “Statement of Cash Flows (as amended)” paragraph 25.  The amount of the reclassification as we had initially calculated it was of a magnitude that would not have been material to our previously reported 2006 and 2005 Statements of Cash Flows and would have been a reclassification of an immaterial amount.

However, on February 27, 2008, an error was discovered in our prior calculation of the amounts to be reclassified in our 2006 and 2005 Statements of Cash Flows.  The recalculated amounts were of a sufficient magnitude that we and our independent public accounting firm determined that our 2006 and 2005 Statements of Cash Flows should be presented as a restatement.  Accordingly, a description and appropriate disclosure regarding the Restatement were included in the financial statements and notes thereto in accordance with SFAS No. 154 “Accounting Changes and Error Corrections” for the years ended December 31, 2006 and 2005.  Notwithstanding this Restatement, we indicated in Note A that “[t]here was no change in cash and cash equivalents from amounts previously reported at the end of those periods.”

On March 3, 2008, less than four business days after identifying and concluding that the reclassification should be presented as a Restatement, we filed our Form 10-K containing the Restatement and the additional disclosure described above. Accordingly, we believed that adequate disclosure of the Restatement and the basis for it was made and that no further disclosure under Item 4.02 of Form 8-K would be required.

Definitive Proxy Statement Filed on Schedule 14A

Executive Compensation

Compensation Discussion and Analysis, page 24

6.
Your compensation discussion and analysis refers to individual target opportunities under the MICP that ranged from 50% to 100% of your officers' salaries.  But you do not appear to provide a readily understandable explanation of the manner in which the target levels were set.  We note the text in the final paragraph on page 27, but the nature and amount of the changes in the target opportunities from the prior year is not clear.  Your disclosure should explain how you arrived at the individual target opportunity levels Refer to paragraphs (b)(1)(iii) and (v) of item 402 of Regulation S-K.

RESPONSE:

On page 27 of the 2008 Proxy Statement, we explain that MICP participants can earn from 0% to 150% of their target payout, based on the Company's financial performance.  The Compensation Committee established these target payouts based on a percentage of the individual's base salary.  As described on page 27 of the 2008 Proxy Statement, these percentages ranged in 2007 from 50% to 100% of base salary for our named executive officers.  The dollar amount of the target payout for each named executive officer is disclosed on page 38 of the 2008 Proxy Statement in the "2007 Grants of Plan-Based Awards" table.  (We also refer to these target payout amounts in the 2008 Proxy Statement as "target opportunities.")  The CEO has a 100% target payout opportunity and vice presidents generally have a 50% opportunity.  The percentage opportunity for senior vice presidents varies, based on the subjective judgment of the Compensation Committee:  Mr. Michael’s percentage opportunity is 70% and Ms. Harwell’s percentage opportunity is 60%.

The Compensation Committee selected the target payout percentages based on its subjective assessment of the proportion of at-risk, performance-based cash compensation that should be part of the total direct compensation of each officer.  This assessment includes, but is not determined by, the Committee’s consideration of an annual compensation benchmarking review, which includes not only the percentage opportunity relative to other companies, but also the amount, in dollars, that the target and actual cash incentive opportunity represents within each officer’s total cash compensation and total direct compensation.  The Committee’s assessment also includes competitive market requirements in recruiting particular officers.  As a percentage, the CEO’s opportunity is at the 50th percentile of the comparative range; the opportunity for the other NEOs is generally at the high end of the comparative range.

In future proxy statements, we will include an explanation of how the Compensation Committee selected the percentage of base salary that is used to calculate the target payouts for named executive officers and the percentage assigned to each of the NEOs for the most recent fiscal year similar to the above discussion.

We respectfully submit to the SEC Staff that the nature and amount of any changes in the target opportunities from the prior year are sufficiently addressed in the 2008 Proxy Statement.  The target payout amounts and the related percentages of base salary did not change when the financial performance targets (which we also refer to as "target performance goals") were reset for the second half of 2007.  (We discussed the reasons for changing the financial performance targets on page 27 of the Proxy Statement.)  On page 28 of the 2008 Proxy Statement, we disclose that the percentages of base salaries used to determine the target payout amounts for the 2008 MICP remained the same as for 2007.

7.
With respect to PSU and stock option awards, please address how the Committee determined the specific awards based upon the achievement or non-achievement of the relevant performance metric(s).  Discuss the extent to which target or maximum levels of performance goals were achieved and how achievement of the various corporate performance objectives and individual goals resulted in specific payouts.  To facilitate an understanding of the compensation earned, it appears that you should disclose for the fiscal year:  (1) the aggregate dollar amount of the plan funding amount pool; (2) the dollar amount of the maximum amount, based on percentage assigned, that an executive officer could be awarded; and (3) the dollar amount of the actual awards provided to the named executive officers during fiscal 2007.

RESPONSE:

Each sentence of this comment raises a distinct point, which we will answer in turn.

First, on pages 28-29 of the 2008 Proxy Statement, we identify the subjective factors considered by the Compensation Committee in setting the values for long-term incentive awards (in the form of stock options and PSUs) for our executive officers.  While these factors include Company performance, the Compensation Committee did not base its determinations on the attainment or non-attainment of any particular performance metrics.  Accordingly, we respectfully submit to the SEC Staff that the requested disclosure regarding the achievement or non-achievement of performance metrics in the context of determining the target value of PSU and stock option awards is not applicable.

Second, on page 29 of the 2008 Proxy Statement, we disclose that no payouts were made for the 2005-2007 performance cycle because the Company did not meet the minimum cumulative three-year targets.  Because the performance share unit program sets three-year performance cycles, no other performance cycles were scheduled to be paid out in 2007.  Also on page 29, we disclose that the performance targets for the performance share units relate to Company, rather than individual, performance.  In addition, on page 29 of the 2008 Proxy Statement, we describe the terms of stock option grants, which do not include the achievement of performance goals as a condition for vesting.  Accordingly, we respectfully submit to the SEC Staff that the requested disclosure regarding the achievement of corporate performance goals relative to payouts of long-term incentive awards has been adequately addressed in the 2008 Proxy Statement.

Third, the last sentence of this comment contains three subparts:

1.  Our long-term equity incentive programs are described on pages 28-29 of the 2008 Proxy Statement.  Neither the stock option grants nor the performance share unit grants are made on the basis of a “funding pool” to be divided among the participants.  On page 28 of the 2008 Proxy Statement we list a number of factors that the Compensation Committee considers in “setting the target value of the long-term incentive opportunity for an individual executive officer and for the executive officers as a group.”  This was not meant to imply that a group value is set and divided among a certain number of participants.  It only meant that, after setting the target value of the long term incentive opportunity for individual executive officers, the Compensation Committee considered whether, in the aggregate, the long term incentive opportunities for executive officers were appropriate for the Company.  Accordingly, we respectfully submit to the SEC Staff that the requested disclosure regarding the aggregate dollar amount of the plan funding amount pool is inapplicable.

2.  As described on page 28 of the 2008 Proxy Statement, the total target value of the long-term incentive opportunity granted to an executive officer in any year is established by the Compensation Committee and divided between stock options and performance share units.  The number of stock options granted is calculated by applying a Black-Scholes formula to a target value determined by the Committee.  As additionally described on page 28, the number of performance share units to be granted at target for the 2007-2009 performance cycle is equal to one-fourth the number of stock options granted to the named executive officers in 2007.

As explained above, a funding pool is not used to determine the amount of long-term equity incentive awards and an executive officer is not assigned a percentage by which the amount of the award to that individual is determined.  Accordingly, we respectfully submit to the SEC Staff that the requested disclosure regarding an aggregate dollar amount of the maximum amount, based on percentage assigned, that an executive officer could be awarded for performance shares and stock options is not applicable to our Company.

We believe there is adequate disclosure of the target values of the stock option awards and the target and maximum dollar values of the stock option awards and performance share unit awards made to the Named Executive Officers on page 38 of the 2008 Proxy Statement, in the “2007 Grants of Plan-Based Awards” table.

3.  As noted above, because the performance share awards are paid at the end of a three-year cycle, there could be no disclosure of payout amounts for the performance shares awarded in 2007 in the 2008 Proxy Statement, although we did disclose that no payouts were made for the 2005-2007 cycle awards that were scheduled to be paid out in 2007.  Accordingly, we respectfully submit to the SEC Staff that the requested disclosure regarding the dollar amount of the actual awards provided to the named executive officers during fiscal 2007 is adequately addressed in the 2008 Proxy Statement.

8.
You indicate that for 2007 the Committee used two peer groups, one group consisting of 24 selected companies and the other consisting of 48 companies from Radford Technology.  It appears that Intermec used these peer companies for benchmarking data for its other executives for Fiscal Year 2007 compensation decisions, yet elected to not disclose these peer group companies.  Please clarify whether the identities of the 48 companies from Radford Technology are widely known and/or disseminated and, if so, how.  Further, in future filings, please consider informing investors how they may obtain information regarding the identities of the companies in this comparison/peer group.

RESPONSE:

Information about Radford surveys is generally available at www.Radford.com, including information about the kinds of company participants, the positions surveyed, and the data covered by its surveys.  Radford compensation market analysis data and surveys are commercially available from Radford.  In our case, the Radford survey data were obtained by our outside compensation consultant at that time (2006) for use in preparing the peer group comparison referred to in our Compensation Discussion and Analysis.

The identities of the 48 companies provided by the Radford Technology survey that we include in our Survey Peer Group have not been disseminated by the Company.  However, we respectfully submit to the SEC Staff that the identities of these 48 companies are not material and do not aid shareholders in understanding our compensation programs and decisions.  Because there are too few comparable firms in the Company's specific AIDC technology market (automated identification and data capture), we used non-AIDC technology firms of similar size and scale and with similar business and financial characteristics for benchmarking comparisons.  We believe it would have been confusing or misleading to shareholders to place undue emphasis on the identity of such a large number of specific companies, which we acknowledge are not in our specific technology market.

On page 25 of the 2008 Proxy Statement, in CD&A under the caption “Competitiveness of the Executive Compensation Program—Benchmarking,” we provided more meaningful information to shareholders by presenting a description of the peer selection process and the selection criteria used by our Compensation Committee to select the companies for the Direct Peer Group and the Survey Peer Group.  In the same section, we explained the reason for our Compensation Committee’s use of the two groups.  We believe that this description of the selection methodology, sufficiently explains the benchmarking process and the degree to which the Compensation Committee considered the benchmarking companies to be comparable.

Our Compensation Committee used a peer group of 16 publicly traded companies for purposes of evaluating Mr. Byrne's compensation package in 2007 and for evaluating compensation for Mr. Byrne and the other executive officers in 2008.  We disclosed the names of these companies on page 26 of the 2008 Proxy Statement.  The Compensation Committee has continued to use this smaller peer group, with appropriate adjustments as necessary to ensure continued relevance, for benchmarking in 2008 and currently expects to continue to do so.  We will continue to disclose the names of such companies in future proxy statements.

9.
You provide minimal discussion and analysis of the effect of individual performance on base salary despite disclosure suggesting it is a significant factor considered by the Committee.  Please explain what elements of individual performance the Committee considered and how these elements affected the CEO's salary and the salaries of Intermec's other named executive officers.  See Item 402(b)(2)(vii) of Regulation S-K.

RESPONSE:

We respectfully submit to the SEC Staff that the Compensation Committee's assessment of individual performance in connection with base salary determinations for 2007 was not material and would not aid shareholders in understanding the Committee's base salary decisions.  As disclosed on pages 26-27 of the 2008 Proxy Statement, whether an officer's base salary is at, above or below the median for similar executive positions in the peer groups is in part based on the Compensation Committee's subjective assessment of the officer's individual performance.  Generally, the Committee considers such factors as the officer’s contribution (in his or her area of responsibility) to business initiatives intended to deliver financial or strategic value to the Company’s performance goals, or an officer’s strategic leadership toward these goals, or whether an officer has assumed a greater scope of responsibility than counterparts at peer companies.  No specific weight is, however, given to any one objective or performance factor.  Furthermore, regardless of the Committee's subjective assessment of individual performance, Company performance generally has been an overriding factor in setting base salaries.  As described on page 30 of the 2008 Proxy Statement, salary increases in 2007 for our named executive officers that did receive salary increases were modest (aggregate increase of 3.5% over 2006) because Company performance was below expectations.

* * * *

We are responsible for the adequacy and accuracy of the disclosure in the filing. We understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We further understand that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require further clarification or have any additional questions or comments concerning this letter regarding the Form 10-K or Form 10-K/A, including the financial statements and related matters, please contact Rick Anderson, our Vice President Corporate Controller at (425) 265-2499, or me at (425) 265-2402.  Please address questions regarding the 2008 Proxy Statement to Mary Brodd, our Senior Corporate Counsel at (425) 265-2465.

Sincerely,

/s/ Lanny H. Michael
Lanny H. Michael
Senior Vice President, Chief Financial Officer

cc:  Patrick J. Byrne, Intermec, Inc., Chief Executive Officer
       Janis L. Harwell, Intermec, Inc., Senior Vice President, General Counsel and Corporate Secretary